UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BLUE BIRD CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

095306106

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	095306106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	12,000,000*
	8.	Shared Voting Power:	0*

	9.	Sole Dispositive Power:	12,000,000*
	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	12,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	60.8%*
14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon information set forth in the Current Report on Form 8-K of Blue Bird Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on March 2, 2015 and in the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 3, 2015, there were 19,749,341 shares of the common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding on the filing date of this Schedule 13D. As of the filing date of this Schedule 13D, The Traxis Group B.V. (“Traxis”), which is majority owned by certain funds and accounts affiliated with Cerberus Capital Management, L.P. (the “Cerberus Funds”), owns 12,000,000 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Traxis. As a result of the foregoing, as of the filing date of this Schedule 13D, Mr. Feinberg may be deemed to beneficially own 12,000,000 shares of the Common Stock, or 60.8% of the shares of the Common Stock issued and outstanding. As previously disclosed by the Company, the Company will issue an additional 943,453 shares of Common Stock on or about March 17, 2015 pursuant to a Sponsor Warrant Exchange. After giving effect to the issuance of such 943,453 shares, the 12,000,000 shares that Mr. Feinberg may be deemed to beneficially own will represent 58.0% of the shares of the Common Stock issued and outstanding.

 Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Bird Corporation (the “Company”). The Company has principal executive offices located at 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.

Item 2. Identity and Background.

The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York 10022. Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”). CCM, through one or more funds and/or accounts managed by it and/or its affiliates (the “Cerberus Funds”, and collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities, instruments and assets of various kind and nature. The Traxis Group B.V., a limited liability company existing under the laws of the Netherlands (“Traxis”), is majority owned by the Cerberus Funds.

Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The 12,000,000 shares of the Common Stock held by Traxis reported in this Schedule 13D were obtained in connection with the transactions consummated pursuant to the Purchase Agreement, dated as of September 21, 2014, by and among the Company, Hennessy Capital Partners I LLC and Traxis, as amended on February 10, 2015 and February 18, 2015 (as so amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, Traxis sold all of the outstanding capital stock of School Bus Holdings Inc. to the Company for a total purchase price of $220 million, which was paid in a combination of cash ($100 million) and in shares of the Common Stock (12,000,000 shares valued at a total of $120 million).

Item 4. Purpose of Transaction.

The acquisition of the securities set forth in this Schedule 13D is for investment purposes only. At present, neither Mr. Feinberg nor Cerberus has any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

 Item 5. Interest in Securities of the Issuer.

Based upon information set forth in the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 2, 2015 and in the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 3, 2015, there were 19,749,341 shares of the Common Stock issued and outstanding as of the filing date of this Schedule 13D. As of the filing date of this Schedule 13D, Traxis, which is majority owned by the Cerberus Funds, owns 12,000,000 shares of the Common Stock. Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Traxis. As a result of the foregoing, as of the filing date of this Schedule 13D, Mr. Feinberg may be deemed to beneficially own 12,000,000 shares of the Common Stock, or 60.8% of the shares of the Common Stock issued and outstanding. As previously disclosed by the Company, the Company will issue an additional 943,453 shares of Common Stock on or about March 17, 2015 pursuant to a Sponsor Warrant Exchange. After giving effect to the issuance of such 943,453 shares, the 12,000,000 shares that Mr. Feinberg may be deemed to beneficially own will represent 58.0% of the shares of the Common Stock issued and outstanding.

During the period commencing sixty (60) days prior to February 24, 2015, the date of the event which required the filing of this Schedule 13D, and through the date of filing this Schedule 13D, there were no transactions effected in the shares of the Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of the Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Purchase Agreement

  On February 24, 2015 (the “Closing Date”), the Company consummated the business combination (the “Business Combination”) pursuant to which the Company acquired all of the outstanding capital stock of School Bus Holdings Inc. from Traxis, in accordance with the Purchase Agreement. Pursuant to the Purchase Agreement, the total purchase price was paid in a combination of cash ($100 million) and in shares of the Common Stock (12,000,000 shares valued at a total of $120 million).

Director Removal Letter Agreements

Concurrent with the execution of the Purchase Agreement, Hennessy Capital Partners I LLC entered into a letter agreement (the “HCAC Director Removal Letter Agreement”) with Traxis, which provides that Traxis will not, and will cause its affiliates to not, vote or provide consent, directly or indirectly, to remove Daniel J. Hennessy from the Company’s board of directors without cause at any time from and after the closing of the Business Combination through the 2017 annual meeting of stockholders. Prior to any sale, transfer or other disposition of any shares of the Common Stock by Traxis to an affiliate, such affiliate will agree to be bound by the restrictions of the HCAC Director Removal Letter Agreement.

 In addition, certain funds managed by Coliseum Capital Management, LLC entered into a letter agreement with Traxis (the “Coliseum Director Removal Letter Agreement”), which provides that Traxis will not, and will cause its affiliates to not, vote or provide consent, directly or indirectly, to remove Adam Gray, a managing partner of Coliseum Capital Management, LLC, from the Company’s board of directors without cause at any time from and after the closing of the Business Combination through the 2016 annual meeting of stockholders. Prior to any sale, transfer or other disposition of any shares of the Common Stock by Traxis to an affiliate, such affiliate will agree to be bound by the restrictions of the Coliseum Director Removal Letter Agreement.

Registration Rights Agreement

On the Closing Date, the Company entered into a registration rights agreement with Traxis and certain investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Traxis has the right to require the Company to register for resale pursuant to the Securities Act of 1933, as amended, all or any portion of the shares of the Common Stock that were issued by the Company to Traxis in connection with the Business Combination. The Company may delay a request by Traxis for demand registration if, in its reasonable judgment, it is not feasible for the Company to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving the Company, or because of the unavailability of any required financial statements or the Company’s possession of material information that it would not be in the Company’s best interests to disclose in a registration statement, provided that such refusal only results in a 120-day delay in the filing of the registration statement. In addition, in the event that the sale of registered securities pursuant to a registration statement would require disclosure of certain material non-public information not otherwise required to be disclosed, the Company may postpone the effectiveness of the applicable registration statement and require the suspension of sales thereunder. No such blackout period may continue for more than 45 consecutive days or occur more than two times in any single calendar year. Pursuant to the Registration Rights Agreement, Traxis has “piggyback” registration rights exercisable at any time that allow Traxis to include the shares of the Common Stock that it owns in any public offering of equity securities initiated by the Company (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale). These “piggyback” registration rights are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

Pursuant to the Registration Rights Agreement, the Company has agreed to indemnify Traxis against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which Traxis sells shares of the Common Stock, unless such liability arose from its misstatement or omission, and Traxis has agreed to indemnify the Company against all losses caused by its misstatements or omissions in those documents. The Company will pay all expenses incidental to its performance pursuant to the Registration Rights Agreement, as well as the underwriting discounts and commissions payable by Traxis in connection with the sale of its shares of the Common Stock pursuant to the Registration Rights Agreement.

Lock-Up Agreement

On the Closing Date, Traxis entered into a 180-day lock-up agreement with the Company with respect to the 12,000,000 shares of the Common Stock received by Traxis pursuant to the Purchase Agreement (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Traxis agreed that, for a period of 180 days from the Closing Date (which periods may be shortened under certain circumstances), Traxis will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 with respect to the 12,000,000 shares of the Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the 12,000,000 shares of the Common Stock, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, Traxis may sell or otherwise transfer any of the 12,000,000 shares of the Common Stock to its equity holders, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement.

 Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Mr. Feinberg or Cerberus and any other person or entity.

Item 7. Material to be Filed as Exhibits.

7.1 Purchase Agreement, dated as of September 21, 2014, by and among the Company, Hennessy Capital Partners I LLC and Traxis is hereby incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed by the Company on September 24, 2014.

7.2 Amendment No. 1 to Purchase Agreement, dated as of February 10, 2015, by and among the Company, Hennessy Capital Partners I LLC and Traxis is hereby incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on February 11, 2015.

7.3 Amendment No. 2 to Purchase Agreement, dated as of February 18, 2015, by and among the Company, Hennessy Capital Partners I LLC and Traxis is hereby incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed by the Company on February 19, 2015.

7.4 Director Removal Letter Agreement, dated as of September 21, 2014, by and between Traxis and Hennessy Capital Partners I LLC is hereby incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed by the Company on September 24, 2014.

7.5 Director Removal Letter Agreement, dated as of February 18, 2015, by and between Traxis and the investors named therein is hereby incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed by the Company on February 19, 2015.

7.6 Registration Rights Agreement, dated as of February 24, 2015, by and among the Company, Traxis and the investors named therein is hereby incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015.

7.7 Form of Seller Lock-Up Agreement, by and between the Company and Traxis is hereby incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed by the Company on September 24, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2015

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., on behalf of certain funds and accounts which control The Traxis Group B.V.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).